CNIT Announces the Receipt of a Preliminary Non-Binding
“Going Private” Proposal

SHENZHEN, China, June 22, 2015 -- China Information Technology, Inc. (the "Company" or "CNIT") (Nasdaq GS: CNIT), a leading provider of integrated cloud-based platform, exchange, and big data solutions in China, today announced that its Board of Directors (the "Board") has received a preliminary, non-binding proposal letter, dated June 19, 2015, from Mr. Jianghuai Lin ("Mr. Lin"), Chairman and Chief Executive Officer of the Company, Mr. Zhiqiang Zhao (“Mr. Zhao”), Director and Chief Operating Officer of the Company, Mr. Junping Sun (“Mr. Sun”), Senior Vice President of the Company and Mr. Jinzhu Cai (“Mr. Cai”), an individual investor (together with Mr. Lin, Mr. Zhao and Mr. Sun, the "Buyer Group"), proposing a "going-private" transaction (the "Transaction") to acquire all of the outstanding ordinary shares of the Company not already owned by the Buyer Group at a proposed price of US$4.43 per ordinary share in cash, which represents approximately a 30.0% premium above the average closing price of the Company's ordinary shares over the last 15 trading days up to and including June 18, 2015.

According to the proposal letter, the Buyer Group intends to fund the consideration payable in the Transaction with a combination of debt financing and equity financing. A copy of the proposal letter is attached as Annex A to this press release.

The Board intends to form a special committee consisting of independent directors to consider this proposal and any additional proposal that may be made by the Buyer Group or any of its members.

The Board cautions the Company's shareholders and others considering trading in its securities that the Board just received the preliminary, non-binding proposal letter from the Buyer Group and no decisions have been made with respect to the Company's response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About China Information Technology, Inc.

China Information Technology, Inc. (Nasdaq GS: CNIT) is on a mission to make advertising accessible and affordable for businesses of all sizes. CNIT is a leading Internet service company that provides cloud-based platform, exchange, and big data solutions enabling innovation and smart living in the education, health care, new media, finance and transportation sectors. Through continuous innovation, CNIT is leveraging its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Robin Yang, CFO
Tel: +86 755 88319888
Email: IR@chinacnit.com
http://www.chinacnit.com

Grayling
Shiwei Yin
Investor Relations
Tel: +1.646.284.9474
Email: cnit@grayling.com

Annex A
Private & Confidential

PROPOSAL LETTER

June 19, 2015

The Board of Directors
China Information Technology, Inc.
21st Floor, Everbright Bank Building, Zhuzilin,
Futian District, Shenzhen, 518040
China

Dear Members of the Board of Directors:

We, Jianghuai Lin, Zhiqiang Zhao, Junping Sun and Jinzhu Cai (collectively, “we” or “us”), are pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding ordinary shares of China Information Technology, Inc. (the “Company”) that are not currently owned by us in a going-private transaction (the “Acquisition”).

We believe that our proposal of $4.43 in cash per ordinary share of the Company is a very attractive alternative for the Company’s public shareholders. This Proposal represents a premium of approximately 30% to the average closing price during the last 15 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident that an Acquisition can be closed on the basis as outlined in this letter.

1.                 Purchase Price.

The consideration payable for each ordinary share of the Company (other than those held by us and our affiliates) will be $4.43 in cash.

2.                 Financing.

We intend to finance the Acquisition with a combination of debt and equity capital.

a.                 Debt Financing. We have held preliminary discussions with a Chinese bank which is experienced in financing going-private transactions and expect to receive a letter of intent from them in due course. We expect commitments for the debt financing, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are executed.

b.                 Equity Financing. Equity financing would be provided from our existing holdings of ordinary shares. We have also held preliminary discussions with certain potential sources of equity financing, and may make agreements with them relating to possible investments in the Acquisition.

At this time there is no arrangement whatsoever with any shareholder of the Company or potential source of debt or equity financing for the Acquisition, and we do not propose to make any commitment prior to reaching transaction terms approved by the board of directors of the Company.

3.                 Due Diligence.

Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the board of directors of the Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing under a customary form of confidentiality agreement.

Private & Confidential

4.                 Definitive Agreements.

We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions very promptly. These documents will provide for covenants and conditions typical and appropriate for transactions of this type.

5.                 Confidentiality.

Certain member(s) of us will, as required by law, promptly file an amendment to Schedule 13D to disclose the Proposal and our intentions as discussed with the board of directors of the Company. However, we are sure you will agree that it is in all of our interests to proceed in a confidential manner, other than as required by law, until the Definitive Agreements have been executed or we have terminated our discussions. Until a confidentiality agreement is signed, any written news releases by the Company or us pertaining to the Acquisition shall be reviewed and approved by the Company and ourselves prior to their release, subject to any requirements of law.

6.                 Process.

We recognize that the board of directors of the Company will evaluate the Proposal independently before it can make its determination to endorse the Acquisition. Given our involvement in the proposed Acquisition, we also recognize that independent members of the board will proceed to consider the proposed Acquisition. In considering our offer, you should be aware that we are interested only in acquiring the ordinary shares of the Company that we do not already own, and that we do not intend to sell our stake in the Company to a third party.

7.                 Advisors.

We have retained China CITIC Securities as our financial advisor and Pryor Cashman LLP as our legal counsel in connection with the Proposal and the Acquisition.

8.                No Binding Commitment.

The Proposal does not constitute any binding commitment with respect to the Acquisition or any other transaction. Any commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, we would like to personally express our sincerity to work with the board of directors of the Company to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding these matters, please do not hesitate to contact us. We look forward to hearing from you.

/s/	Jianghuai Lin
Jianghuai Lin

/s/	Zhiqiang Zhao
Zhiqiang Zhao

/s/	Junping Sun
Junping Sun

/s/	Jinzhu Cai
Jinzhu Cai